                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 6)(1)

                              CONCORD CAMERA CORP.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    206145200
                                 (CUSIP Number)

                               Scott Lampert, Esq.
                  Vice President, General Counsel and Secretary
                              Concord Camera Corp.
                  4000 Hollywood Blvd., Sixth Floor North Tower
                            Hollywood, Florida 33021
                                 (954) 331-4200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 206156200                                                 Page 2 of 7
--------------------                                               -------------

------- ------------------------------------------------------------------------
   1 Names of Reporting Persons/ I.R.S. Identification No. of Above Person (entity only):
        IRA B. LAMPERT

------- ------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group
                                                                       (a) |_|
                                                                       (b) |X|

------- ------------------------------------------------------------------------
   3    SEC use only

------- ------------------------------------------------------------------------
   4    Source of Funds
        PF
------- ------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
                                                                           |_|
------- ------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        United States
------- ------------------------------------------------------------------------
                            7     Sole voting power
                                      514,700

                          ------- ----------------------------------------------
  Number of shares          8     Shared voting power
    beneficially                      0
    Owned by each
Reporting person with     ------- ----------------------------------------------
                            9     Sole dispositive power
                                      514,700

                          ------- ----------------------------------------------
                            10    Shared dispositive power
                                      0

------- ------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                      514,700

------- ------------------------------------------------------------------------
  12    Check box if the Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             |_|

------- ------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)                 |_|

                                      8.6%
------- ------------------------------------------------------------------------
  14    Type of Reporting Person

        IN
------- ------------------------------------------------------------------------



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--------------------                                               -------------
CUSIP No. 206156200                                                 Page 3 of 7
--------------------                                               -------------

------- ------------------------------------------------------------------------
   1 Names of Reporting Persons/ I.R.S. Identification No. of Above Person (entity only):
        KEITH L. LAMPERT

------- ------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group
                                                                       (a) |_|
                                                                       (b) |X|

------- ------------------------------------------------------------------------
   3    SEC use only

------- ------------------------------------------------------------------------
   4    Source of Funds
        NOT APPLICABLE
------- ------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
                                                                           |_|
------- ------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        United States
------- ------------------------------------------------------------------------
                            7     Sole voting power
                                  42,000

                          ------- ----------------------------------------------
  Number of shares          8     Shared voting power
    beneficially                  0
    Owned by each
Reporting person with     ------- ----------------------------------------------
                            9     Sole dispositive power
                                  42,000

                          ------- ----------------------------------------------
                            10    Shared dispositive power
                                  0

------- ------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                  42,000

------- ------------------------------------------------------------------------
  12    Check box if the Aggregate Amount in Row (11) Excludes Certain
        Shares                                                             |_|

------- ------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)                 |_|

        0.73%
------- ------------------------------------------------------------------------
  14    Type of Reporting Person

        IN
------- ------------------------------------------------------------------------


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CUSIP No. 206156200                                                 Page 4 of 7
--------------------                                               -------------

Introduction

         This Amendment No. 6 further amends and supplements the statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 17, 1995 and heretofore amended and supplemented. All numbers included herein give effect to the 5:1 reverse stock split declared by the Company, effective November 21, 2006.

ITEM 1. SECURITY AND ISSUER

         This Amendment relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, Presidential Circle, Sixth Floor, North Tower, Hollywood, Florida 33021.

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c), (f). This Amendment is being filed by Ira B. Lampert and Keith
L. Lampert (each, a "Reporting Person") who formerly constituted a group and, as members of that group, purchased and owned shares of Issuer Common Stock pursuant to the Management Equity Provisions of the Issuer's 1993 Incentive Plan. Their status as a group was based upon their having been parties to an Amended and Restated Voting Agreement, dated February 28, 1997 (the "Voting Agreement"). As reported under Item 4 below, the Voting Agreement was terminated, effective November 16, 2006, and, therefore, the group ceased to exist as of that date.

         Ira B. Lampert is a citizen of the United States of America and the current Chairman of the Board, Chief Executive Officer and President of the Issuer. His principal business address is Concord Camera Corp., 4000 Hollywood Boulevard, Presidential Circle, 6th Floor, North Tower, Hollywood, Florida 33021.

         Keith L. Lampert is a citizen of the United States of America and is a former Executive Vice President and Chief Operating Officer of the Issuer. He currently is the managing member of Singkin Holding LLC, a Florida limited liability company formed by him for the purpose of pursuing investment and other business opportunities. The principal business address of both Singkin Holding LLC and Keith L. Lampert is 923 N. Northlake Drive, Hollywood, Florida 33019.

         (d)-(e). During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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--------------------                                               -------------
CUSIP No. 206156200                                                 Page 5 of 7
--------------------                                               -------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by Ira B. Lampert in making the open-market purchases of Issuer Common Stock reported in this filing was his personal funds. The amount of personal funds expended to date by Ira B. Lampert in making these open-market purchases is approximately $473,369.

ITEM 4. PURPOSE OF TRANSACTION

         The open-market purchases of shares of Issuer Common Stock made by Ira
B. Lampert and reported in Item 5(c) below have been made for investment purposes. Ira B. Lampert also intends to make, from time to time hereafter for investment purposes, additional open-market purchases of shares of Issuer Common Stock.

         Pursuant to the terms of the Voting Agreement, Ira B. Lampert terminated the Voting Agreement and the irrevocable proxies granted to him thereunder, effective as of November 16, 2006 (the "Termination Date"). This termination was effected by written notice to Keith L. Lampert, currently the only other party thereto. Accordingly, from and after the Termination Date, the Reporting Persons no longer constitute a group and each Reporting Person currently disclaims membership in any group, including, without limitation, the MEP Group in the name of which they previously reported under Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of November 21, 2006, Ira B. Lampert beneficially owned
514,700 shares of Issuer Common Stock, representing 8.6% of (1) the shares of Issuer Common Stock outstanding as of that date, as reported by the Issuer (5,771,877 shares) plus (2) the derivative securities hereinafter described. Of these beneficially owned shares of Issuer Common Stock, (i) 128,132 shares represent shares that may be purchased by this Reporting Person pursuant to fully vested options that are exercisable within 60 days of the date hereof, and
(ii) 66,202.2 shares represent shares the delivery of which was deferred by this Reporting Person into future years under the Issuer's Deferred Delivery Plan, but which shares could be acquired by him within 60 days of the date hereof under certain limited circumstances described in the Plan.

         As of November 21, 2006, Keith L. Lampert beneficially owned 42,000 shares of Issuer Common Stock, representing 0.73% of the shares of Issuer Common Stock outstanding as of that date, as reported by the Issuer (5,771,877 shares). None of these beneficially owned shares are derivative securities.

         (b) As of November 21, 2006, Ira B. Lampert had:

                           Power                       Number of Shares

                   Sole Power to Vote                          514,700
                   Shared Power to Vote                           0
                   Sole Power to Dispose                       514,700
                   Shared Power to Dispose                        0

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CUSIP No. 206156200                                                 Page 6 of 7
--------------------                                               -------------


                  As of November 21, 2006, Keith L. Lampert had:

                           Power                        Number of Shares

                   Sole Power to Vote                            42,000
                   Shared Power to Vote                               0
                   Sole Power to Dispose                         42,000
                   Shared Power to Dispose                            0


         (c) During the past 60 days, Ira B. Lampert has purchased 140,011 shares of Issuer Common Stock in broker's transactions at market prices, as follows:

                  Shares Purchased        Date      Average Price Per Share
                       33,428           11/16/06          $3.16
                       61,200           11/17/06          $3.40
                       36,883           11/20/06          $3.5124
                        8,500           11/21/06          $3.6427

         During the past 60 days, Keith L. Lampert has not purchased (whether directly or through the exercise of vested options) or sold any shares of Issuer Common Stock. At the close of business on June 30, 2006, the vested options then held by Keith L. Lampert to purchase 62,871 shares of Issuer Common Stock remained unexercised and, by their terms, expired.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None. As reported in Items 2 and 4 above, the Voting Agreement between the Reporting Persons was terminated, effective November 16, 2006.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.



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--------------------                                               -------------
CUSIP No. 206156200                                                 Page 7 of 7
--------------------                                               -------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2006                      IRA B. LAMPERT
Hollywood, Florida                            KEITH L. LAMPERT


                                              By: s/  Ira B. Lampert
                                                  -----------------------------
                                                  Ira B. Lampert,
                                                  Attorney-in-Fact